5444 Westheimer Road
Houston, TX  77056-5306
713.989.7000

May 4, 2005

U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.
Attention: George Ohsiek
Branch Chief
Ref: File No. 001-02921

We have received your letter dated April 21, 2005 and appreciate your comments on our 2004 10-K filing and the opportunity to respond, as well as enhance the overall disclosure in our future filings. To simplify your review, we have reproduced each of your comments below and our responses to your comments follow:

Item 7. Management’s Discussion and Analysis of Results of Operations and Financial Condition

Contractual Commitments, page 14

1.
In future filings please consider revising this table to include planned funding of employee postretirement benefit obligations. Since the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. Refer to Item 303(a)(5) of Regulation S-K and Section IV.A and footnote 46 to the Commission’s MD&A Guidance issued December 19, 2003 available at www.sec.gov.

Company Response: In our future filings, we will, as you suggest, revise the table to include planned funding of employee postretirement benefit obligations. We will also include a footnote to the table to explain that we are committed to the funding levels of $7.8MM per year as noted in Footnote XV to the financial statements until that amount is modified by future rate proceedings, the timing of which is uncertain.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note II - Summary of Significant Accounting Policies and Other Matters

Revenues, page F-10

2.
In future filings please revise your revenue recognition policy to elaborate on the timing of revenue recognition for your transportation, storage, and terminalling activities. In this regard, we find your disclosure that revenues are recognized as service is provided to be somewhat ambiguous. For example, it is unclear whether revenues are recognized at the time gas is delivered or at some time prior to delivery to the customer. If revenues are recognized prior to delivery, ensure your revised disclosure is clear in terms of your basis in GAAP for recording revenues prior to delivery. Please also ensure the revised disclosure is clear in terms of how imbalance cash out gains and losses affect recorded revenues. Show us supplementally how the reviewed disclosures will read.

Company Response: In future filings we will, as you suggest, elaborate on our revenue recognition policy, including the timing of revenue recognition in the footnotes to the financial statements. Approximately 80% of Panhandle's consolidated revenues for transportation, storage and terminalling services are based on monthly reservation charges. As is typical for a regulated interstate pipeline, these reservation charges are based on the capacity reserved by the customers and are earned, billed, recognized and collected on a monthly basis whether the customer uses the capacity or not. The remainder of Panhandle’s revenues are primarily additional usage based charges which are also earned, billed, recognized and collected on a monthly basis for the transportation, storage, or terminalling services provided to the customer. Billings to the customers are based on the volumes received from or delivered to the customer, depending on the tariff of that particular Panhandle-owned regulated entity, with any differences in received and delivered volumes resulting in an imbalance. These imbalances are generally settled in-kind with no impact on revenues, except in the case of Panhandle’s regulated subsidiary Trunkline Gas, which cashes out imbalances pursuant to its tariff, and records gains or losses on cashout sales to the extent not owed to customers. Imbalance cash out gains or losses are generally immaterial, however in 2003 due to an unusual combination of circumstances gains of approximately 1% of consolidated revenues were realized due to a rapid run-up of natural gas prices, relatively low book inventory costs, and customer gas shortfalls.

As you requested, we have provided our planned revised revenue policy disclosure in the enclosed attachment.

3.
In future filings please provide Schedule II - Valuation and Qualifying Accounts for the activity in your sales allowance account related to potential rate adjustments. Alternatively, you may provide such disclosure in the notes to the financial statements or MD&A. See Rules 5-04 and 12-09 of Regulation S-X. Supplementally provide us with a roll forward of the activity in this reserve account for each period presented. To the extent that changes in the reserves are material to an understanding of the company’s results of operations or financial condition, revise your Managements’ Discussion and Analysis (MD&A) accordingly.

Company Response: Panhandle and its subsidiaries have not had any activity related to potential rate adjustments during the 2002 - 2004 time period due to not having any open rate proceedings with revenues collected subject to refund. Should we have such situations in the future, as you requested, we will include schedule II - Valuation and Qualifying Accounts, or include disclosure in the footnotes or MD&A.

Note XIV - Commitments and Contingencies

Other Commitments and Contingencies, page F-28

4.
Based on your disclosure on page F-28, we understand that the purchase price allocation for your June 2003 acquisition by Southern Union has not yet been finalized due to your continuing assessment of a particular contingent liability. Please tell us more about this pre-acquisition contingency, including whether any liability has been recorded, why you have been unable to determine a final value for the pre-acquisition liability given that well over a year has passed since the acquisition, why you believe any adjustment to the value of the liability should be recorded as an adjustment to the purchase price allocation, and when you expect the purchase price allocation will be finalized. Ensure your response references the basis in GAAP for your accounting. Also provide us additional information regarding the potential effects of this issue on your final purchase price allocation and/or post-acquisition operating results. Future filings should be revised to include all of this information as well. We may have further comment.

Company Response: The disclosure on page F-28 related to the purchase price allocation not being final with respect to a particular contingent liability was an inadvertent error. As noted in Footnote I and as noted in the Company’s Forms 10-Q for the periods ended September 30, 2004 and June 30, 2004, the purchase price allocation was final. The sentence you refer to was inadvertently included in the 10-K submitted and will be removed from all subsequent filings.

As you requested, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, Commission staff comments or changes do not foreclose the Commission from taking any action with respect to this filing, and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the U.S.

If you have any other comments or questions, please call me at (570) 820-2424 or Gary Lefelar, Principal Accounting Officer at (713) 989-7710.

Respectfully,

/s/ David J. Kvapil

David J. Kvapil
Executive Vice President and
Chief Financial Officer

Attachment

cc: Thomas F. Karam
     Gary W. Lefelar

ATTACHMENT

Revenues: Panhandle’s revenues from transportation and storage of natural gas and LNG terminalling are based on capacity reservation charges and commodity usage charges. Reservation revenues are based on contracted rates and capacity reserved by the customers and are recognized monthly. Revenues from commodity usage charges are also recognized monthly, based on the volumes received from or delivered to the customer, depending on the tariff of that particular Panhandle entity, with any differences in received and delivered volumes resulting in an imbalance. Volume imbalances are generally settled in-kind with no impact on revenues, with the exception of Trunkline Gas, which cashes out imbalances pursuant to its tariff, and records gains and losses on such cashout sales as a component of revenue, to the extent not owed back to customers.